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As filed with the Securities and Exchange Commission on August 8, 2016.

Registration No. 333-212428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DRAGONWAVE INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Canada (State or other jurisdiction of incorporation or organization)	4812 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

DragonWave Inc.
411 Legget Drive, Suite 600
Ottawa, Ontario, Canada K2K 3C9
(613) 599-9991
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Peter Allen
President and Chief Executive Officer
411 Legget Drive, Suite 600
Ottawa, Ontario, Canada, K2K 3C9
(613) 599-9991
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Andrea Johnson Dentons Canada LLP 99 Bank Street, Suite 1420 Ottawa, Ontario, K1P 1H4 (613) 783-9600	Matthew Leivo DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, CA 92121 (858) 677-1400	Robert Charron Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒ Registration No. 333-212428

 EXPLANATORY NOTE

        DragonWave Inc. (the "Company") is filing this Post-Effective Amendment No. 1 (this "Amendment") in relation to the Company's Registration Statement on Form F-1, as amended (File No. 333-212428) (the "Registration Statement"), which was declared effective by the Securities and Exchange Commission (the "Commission") on August 2, 2016. The Company is filing this Amendment pursuant to Rule 462(d) under the Securities Act for the sole purpose of replacing Exhibits 4.1 (with Exhibits 4.1.1 and 4.1.2), 4.2 and 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than to restate Item 8 of Part II as set forth below. This Amendment will become effective upon filing with the Commission.

 PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Exhibits and Financial Statement Schedules

(a)   Exhibit Index

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement by and between DragonWave Inc. and H.C. Wainwright & Co.

3.1	*	Restated Articles of Incorporation of DragonWave Inc. (filed as Exhibit 1.0 on Form 20-F with the SEC on May 27, 2015).

3.2	*	Amendment to Restated Articles of Incorporation (filed as Exhibit 99.3 on Form 6-K with the SEC on February 2, 2016).

3.3	*	Composite Form of By-Laws (as amended) of the Company (filed as Exhibit 1.1 on Form 20-F with the SEC on May 27, 2015).

4.1.1		Form of Long Term Warrant.

4.1.2		Form of Short Term Warrant.

4.2		Form of Pre-Funded Warrant.

4.3	*	Form of Warrant Indenture between DragonWave Inc. and Computershare Trust Company of Canada as the Warrant Agent (filed as Exhibit 99.1 on Form 6-K with the SEC on September 12, 2013).

4.4	*	Form of Common Share Warrant Certificate (filed as Exhibit 99.1 on Form 6-K with the SEC on September 17, 2013).

4.5	*	Warrant Indenture between DragonWave Inc. and Computershare Trust Company of Canada as the Warrant Agent (filed as Exhibit 99.2 on Form 6-K with the SEC on August 1, 2014).

4.6	*	First Supplemental Warrant Indenture, dated as of September 4, 2014, to the Warrant Indenture dated as of August 1, 2014 (filed as Exhibit 99.1 on Form 6-K with the SEC on September 4, 2014).

4.7	*	Second Supplemental Warrant Indenture, dated as of February 2, 2016, to the Warrant Indenture Dated as of August 1, 2014 (filed as Exhibit 99.1 on Form 6-K with the SEC on September 4, 2014).

4.8	*	Form of Warrant (filed as Exhibit 99.1 on Form 6-K with the SEC on April 7, 2016).

4.9	*	Warrant for the Purchase of Common Shares dated May 30, 2007.

5.1		Opinion of Dentons Canada LLP

10.1	*	DragonWave Inc. Employee Share Purchase Plan (filed as Exhibit 4.1 on Form S-8 with the SEC on February 24, 2010).

10.2	*	DragonWave Inc. Sixth Amended and Restated Key Employee Stock Option Plan (filed as Appendix C to Exhibit 99.1 on Form 6-K with the SEC on May 17, 2013).

10.3	*	DragonWave Inc. Share Based Compensation Plan (filed as Exhibit 4.2 on Form S-8 with the SEC on July 8, 2014).

Exhibit No.		Description
10.4	*	Amended and Restated Master Acquisition Agreement, dated as of May 3, 2012, by and between Nokia Siemens Networks B.V., DragonWave Inc. and DragonWave S.A.R.L. (filed as Exhibit 99.1 on Form 6-K with the SEC on May 11, 2012).

10.5	*	Employment Agreement, dated January 21, 2004, as amended, by and between DragonWave Inc. and Peter Allen.

10.6	*	Employment Agreement, dated August 27, 2015, as amended, by and between DragonWave Inc. and Patrick Houston.

10.7	*	Employment Agreement, dated November 13, 2003, as amended, by and between DragonWave Inc. and Erik Boch.

10.8	*	Employment Agreement, dated June 28, 2012, as amended, by and between DragonWave Inc. and Barry Dahan.

10.9	*	Employment Agreement, dated November 13, 2003, as amended, by and between DragonWave Inc. and Dave Farrar.

10.10	*	Revolving Credit Agreement, dated June 1, 2012, as amended, by and between DragonWave Inc. and Comerica Bank.

10.11	*	Securities Purchase Agreement dated April 6, 2016 by and among DragonWave Inc. and the Purchasers identified therein (filed as Exhibit 99.2 on Form 6-K with the SEC on April 7, 2016).

21	*	Subsidiaries of the Registrant

23.1	*	Consent of Ernst & Young LLP

23.2		Consent of Dentons Canada LLP (included in Exhibit 5.1)

24	*	Powers of Attorney (included on signature page)

*
Previously filed.

(b)
Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant's financial statements and related notes thereto.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ottawa, Province of Ontario, Country of Canada, on August 8, 2016.

DRAGONWAVE INC.
By:	/s/ PETER ALLEN Peter Allen President and Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: August 8, 2016	By:	/s/ PETER ALLEN Peter Allen President and Chief Executive Officer (Principal Executive Officer)
Date: August 8, 2016	By:	/s/ PATRICK HOUSTON Patrick Houston Chief Financial Officer (Principal Financial Officer)
Date: August 8, 2016	By:	/s/ RUTH BENGOUGH Ruth Bengough Controller (Principal Accounting Officer)
Date: August 8, 2016	By:	* Claude Haw, Chairman of the Board of Directors
Date: August 8, 2016	By:	* Lori O'Neill, Director
Date: August 8, 2016	By:	* Cesar Cesarato, Director

*Pursuant to Power of Attorney
By:	/s/ PETER ALLEN Peter Allen Attorney-in-fact

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EXPLANATORY NOTE
PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 8. Exhibits and Financial Statement Schedules
SIGNATURES